

March 24, 2015

John Hwang
Chief Executive Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, CA 95035

> **Re:** **AmbiCom Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2014**
> **Filed November 14, 2014**
> **Forms 10-Q for the Fiscal Quarters Ended**
> **October 31, 2014 and January 31, 2015**
> **Filed December 22, 2014 and March 17, 2015**
> **File No. 000-54608**

Dear Mr. Hwang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-Q for the Quarterly Periods Ended October 31, 2014 and January 31, 2015

Item 4. Controls and Procedures

1.   While you refer to material weaknesses that were identified in your review of internal control over financial reporting as of July 31, 2014, you do not provide the conclusions of your principal executive and principal financial officers regarding whether your disclosure controls and procedures as of the end of the period covered by the report are effective or are not effective. Please amend both filings to include management's conclusions as required by Item 4 of Form 10-Q and Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant